FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          FEBRUARY 2006

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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


                                TABLE OF CONTENTS

Document 1             News Release dated February 2, 2006
Document 2             Material Change Report dated February 2, 2006


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


                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
FEBRUARY 2, 2006                                              TSXV: AGX  PR03/06

                              STOCK OPTIONS GRANTED

VANCOUVER, BC - Amador Gold Corp. (the "Company") announces that it has granted 315,000 stock options to insiders of the Company and 320,000 stock options to non-insiders of the Company, exercisable at a price of $0.20 per share for a period of five years.


AMADOR GOLD CORP.

/S/ BEVERLY J. BULLOCK
--------------------------------
Beverly J. Bullock,
Corporate Secretary


FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S    WEBSITE   AT
www.amadorgoldcorp.com


  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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


                                                                      DOCUMENT 2
                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

TO:           BRITISH COLUMBIA SECURITIES COMMISSION
              ALBERTA SECURITIES COMMISSION

Item 1        REPORTING ISSUER

              AMADOR GOLD CORP.
              711-675 West Hastings Street
              Vancouver, British Columbia
              V6B 1N2

Item 2        DATE OF THE MATERIAL CHANGE

              February 2, 2006

Item 3        PRESS RELEASE

              The press release was faxed to the TSX Venture Exchange (Vancouver, B.C.) and disseminated through Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4        SUMMARY OF MATERIAL CHANGE

              The Issuer announced the granting of stock options.

Item 5        FULL DESCRIPTION OF MATERIAL CHANGE

                                 STOCK OPTIONS GRANTED

              VANCOUVER, BC - Amador Gold Corp. (the "Company") announces that it has granted 315,000 stock options to insiders of the Company and 320,000 stock options to non-insiders of the Company, exercisable at a price of $0.20 per share for a period of five years."

Item 6        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

              Not Applicable. This report is not being filed on a confidential basis.

Item 7        OMITTED INFORMATION

              No information has been omitted from this form.

Item 8        EXECUTIVE OFFICER

              Richard W. Hughes      President and CEO          (604) 685-2222

Item 9.       DATE OF REPORT

              DATED at Surrey, British Columbia this 2nd day of February, 2006.


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                AMADOR GOLD CORP.
                                (Registrant)


Date:    February 9, 2006       BY:  /S/ BEVERLY J. BULLOCK
                                ------------------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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